Exhibit 99.2

NEWS RELEASE OTCQB: CPPXF

Continental Announces Revocation of Cease Trade Orders

Vancouver, B.C. Canada – July 24, 2014 – Continental Energy Corporation (the “Company”) (OTCQB: CPPXF) is pleased to announce that the British Columbia Securities Commission has revoked a cease trade order issued against the Company on December 23, 2013 and the Alberta Securities Commission has revoked a cease trade order issued against the Company on March 26, 2014.

On behalf of the Company

Robert V. Rudman, C.A.
Chief Financial Officer

Source: Continental Energy Corporation
Media Contacts: Robert Rudman, CFO, 561-779-9202, rrudman@continentalenergy.com
Further Info: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.